

February 7, 2023

James Galeese
Chief Financial Officer
LSI INDUSTRIES INC
10000 Alliance Road
Cincinnati, OH 45242

      Re: LSI INDUSTRIES INC
           Form 10-K for the fiscal year ended June 30, 2022
           Filed September 9, 2022
           File No. 000-13375

Dear James Galeese:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 26

1.   We note that you reconcile EBITDA and Adjusted EBITDA to operating income. Please revise your presentation in future annual and quarterly filings to reconcile these non-GAAP measures to net income, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulations S-K and Question 103.02 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Measures. This comment also applies to your earnings releases furnished on Form 8-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Hugh West, Branch Chief, at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing